PINPOINT ADVANCE CORP.
10 Maskit Street
Herzeliya, Israel 46700

April 12, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	Pinpoint Advance Corp.
Registration Statement on Form 8-A
American Stock Exchange
SEC File No. 000-52562

Dear Sir:

Pinpoint Advance Corp., a Delaware corporation (the “Registrant”) pursuant to Rule 12(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby requests acceleration, simultaneously with the effectiveness of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-138110), of the effective date of the above referenced Registration Statement on Form 8-A filed by the Registrant on April 12, 2007, seeking registration under Section 12(g) of the Exchange Act of (i) the Registrant's Common Stock, $.001 par value, (ii) the Registrant’s Common Stock Purchase Warrants, and (iii) the Registrant’s Units (comprised of one share of Common Stock and one Common Stock Purchase Warrant). The Common Stock, the Common Stock Purchase Warrants and the Units will trade on the Over-the-Counter Bulletin Board.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Adiv Baruch
Adiv Baruch
President and Chief Executive Officer

cc:	Stuart Neuhauser, Esq.